ArcelorMittal 6-K

Exhibit 99.1

press release

ArcelorMittal cancels 25 million treasury shares

28 April 2023, 17:30 CET

ArcelorMittal (the ‘Company’) announces that 25 million treasury shares have been cancelled today to keep the number of treasury shares the Company holds within appropriate levels. This cancellation takes into account shares already purchased under the 60,431,380 shares buyback announced on 29 July 2022 which completed on 31 March 2023.

As a result of this cancellation, ArcelorMittal will have 852,809,772 shares in issue (compared to 877,809,772 before the cancellation). As the cancelled shares were already held in treasury on the record date (18 April 2023) for the Annual and Extraordinary General Meetings taking place on 2 May 2023 (the ‘General Meetings’), by law the impact on the quorum calculation for the General Meetings is nil.

Details on share buyback programs can be found at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

With reference to article 14 of the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’), the total number of the Company’s voting rights and capital is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the Company’s website under ‘Investors - Corporate Governance - Shareholding structure’.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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